Exhibit 99.1

Sapiens Expands its Partner Ecosystem with Kovrr, a Predictive Cyber Risk Modeling Firm

The Kovrr-Sapiens partnership will enable UK insurers to comply with PRA regulations and manage cyber risk

Holon, Israel – June 12, 2019 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, today announced it has expanded its growing ecosystem by partnering with Kovrr, a predictive cyber risk modeling firm, as part of Sapiens’ strategy to maximise its open-API architecture and make innovative third-party and insuretech solutions available to its customers.

Kovrr’s predictive cyber risk modeling platform delivers transparent, real-time, data-driven insights to global insurers and reinsurers regarding their affirmative and non-affirmative single, accumulated and catastrophic cyber risk exposures.

Non-affirmative (silent) cyber risk occurs when insurance policies do not explicitly factor cyber risk. This creates potential exposure for a cyber event to “silently” trigger policy losses through a large-scale, catastrophic cyber event.

After previously setting out expectations for insurers on the prudent management of cyber underwriting risk in its “Supervisory Statement SS4/17: Cyber Insurance Underwriting Risk” communication, the Bank of England’s Prudential Regulation Authority (PRA) followed up by publicising the results of an insurer survey. Insurers were instructed by the PRA to reduce the unintended exposure to non-affirmative cyber risk.

To help its clients meet these new requirements and develop the requested action plans, Sapiens will offer its relevant solutions, including Sapiens IDITSuite for Property & Casualty, with Kovrr’s industry-leading cyber risk modeling platform. This will empower (re)insurer underwriters, exposure managers and catastrophe modelers to meet the PRA’s new standards.

The platform provides insurance professionals with loss predictions based on diverse cyber risk scenarios that can affect businesses within an insurer’s portfolio, or companies they wish to insure. Insurers can make decisions about coverages and pricing, and ensure decisions are aligned with their risk appetite, via tools to manage their cyber risk accumulations.

“Today’s insurers are increasingly exposed to cyber risk,” said Yakir Golan, CEO, Kovrr. “Cyber risk now affects all lines of insurance. Potentially catastrophic events – such as an oil tanker or cargo ship crashing after its navigation system was hacked, or the national electricity grid becoming compromised – may lead to numerous cyber-triggered insurance claims. The Kovrr-Sapiens partnership will help existing and potential Sapiens customers obtain real visibility into the full spectrum of cyber risk they face, as well as helping them comply with the PRA’s requirements, both now and in the future.”

“Sapiens is proud of our expansive network of partnerships and we view it as a strategic imperative to constantly search for the latest innovations,” said Roni Al-Dor, Sapiens president and CEO. “Cyber risk is a crucial issue for insurers and this partnership will help them better protect themselves and their customers.”

About Kovrr

Kovrr is a predictive cyber risk modeling company whose platform delivers transparent, real-time data-driven insights to global (re)insurers regarding their affirmative and non-affirmative single, accumulated and catastrophic cyber risk exposures. The Kovrr platform is designed to help underwriters, exposure managers and catastrophe modelers understand, quantify and manage cyber risk at scale, by utilizing AI-powered predictive risk models that evolve in real-time to continuously reflect new cyber threats. For more information: www.kovrr.com.

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions and services for the property and casualty, life, pension and annuity, reinsurance, financial and compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to over 450 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data and digital requirements. For more information: www.sapiens.com.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com